Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

The following communication was made available externally via email by Lumentum Holdings Inc. (“Lumentum”) on November 2, 2026.

MRVL-LITE Customer Email

Subject: The Complete AI Data Center Platform: Lumentum to Join Forces with Marvell Technology

[Dear NAME / INSERT CUSTOMARY GREETING],

I am writing to share exciting news with you. We announced today that Lumentum has agreed to combine with Marvell Technology, creating a category defining company to address the market needs for AI infrastructure connectivity in next generation data centers.

Marvell’s strengths in custom silicon, switching, and connectivity complement Lumentum’s expertise in optical and photonic technologies. The combined company will offer a broad portfolio of innovative products that will allow us to serve our customers across the entire AI network fabric.

From the existing scale-across and scale-out markets, to future scale-up and scale-in markets, the benefit to our customers is our ability to accelerate time to market with integrated, high-performance solutions optimized at system level.

The transaction also creates a company with significantly greater resources behind our roadmaps, extreme codesign capabilities tailored to customer requirements, and the ability to build our solutions at scale.

Taking this all together, the value creation for customers is substantial – and far greater than what Lumentum or Marvell could deliver to you on their own.

Our focus on serving you continues. Until the transaction closes, Marvell and Lumentum will operate as separate companies. Your existing points of contact, commercial agreements, orders, and support processes remain in place. There is no action you need to take as a result of today’s announcement.

Our product roadmaps and delivery schedules remain on track, and our commitment to world-class service remains as strong as ever. We are focused on making this a seamless combination for you.

In terms of next steps, we expect the transaction to close in approximately 12-18 months, subject to customary closing conditions, including approval by Lumentum and Marvell shareholders and required regulatory approvals.

We value your partnership and appreciate the opportunity to serve you. We look forward to building on our relationship and, subject to closing, bringing together capabilities that can help customers meet the demands of an increasingly connected and compute-intensive world.

On behalf of everyone at Lumentum, thank you for your continued trust. As always, if you have any questions, please do not hesitate to contact me or your Lumentum account team.

Sincerely,

John Bagatelos

SVP, Worldwide Sales

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology Inc. (“Marvell”) and Lumentum (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March  11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at

https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings

“Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.